                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)



               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   763991-02-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               JOHN W. CAMPO, JR.
                       MANAGING DIRECTOR & GENERAL COUNSEL
                        GE CAPITAL EQUITY HOLDINGS, INC.
                                  201 MERRITT 7
                                NORWALK, CT 06851
                                 (203) 229-5062

                                 with a copy to:

                               JOSEPH T. VERDESCA
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 2 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE Pacific-1 Holdings, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  20-8691969
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 3 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE Pacific-2 Holdings, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  20-8691766
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 4 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE Pacific-3 Holdings, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  20-8785927
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 5 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE International Holdings Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  87-0792745
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 6 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE CFE Luxembourg S. a r.l.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  20022406249
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Luxembourg

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 7 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE CFE Luxembourg Holdings L.L.C.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  20-5665561
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 8 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE Capital CFE, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 06-1471032
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                      Page 9 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    GE Capital Equity Holdings, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  06-1448607
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 10 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    General Electric Capital Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  13-1500700
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               0
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             268,905,000
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          0
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        268,905,000

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  268,905,000

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  68.9%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 11 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    General Electric Capital Services, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  06-1109503
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               Disclaimed (See 11 below)
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             Disclaimed (See 11 below)
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          Disclaimed (See 11 below)
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        Disclaimed (See 11 below)

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 12 of 40 Pages
------------------------------------     ---------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON    General Electric Company
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)  14-0689340
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
          (see instructions)                                           (b) [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (see instructions)        N/A

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION      New York

--------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER               Disclaimed (See 11 below)
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER             Disclaimed (See 11 below)
   OWNED BY
                ----------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER          Disclaimed (See 11 below)
   REPORTING
                ----------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER        Disclaimed (See 11 below)

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          Beneficial ownership of all shares is disclaimed by General Electric Company
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see             CO
          instructions)
--------------------------------------------------------------------------------

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 13 of 40 Pages
------------------------------------     ---------------------------------------



Item 1.  Security and Issuer.
         -------------------

            The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value HK$0.10 per share (the "Common Stock"), of Asia Satellite Telecommunications Holdings Limited, a Bermuda corporation (the "Issuer"). The address of the Issuer's principal executive offices is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong K3 00000.

Item 2.  Identity and Background.
         -----------------------

            (a)-(c), (f)      This statement is filed jointly by the entities
listed below (collectively, the "Reporting Persons"):

      (i)   General Electric Capital Corporation, a Delaware corporation
            ("GECC");

      (ii)  GE Pacific-1 Holdings, Inc., a Delaware corporation ("Pacific 1");

      (iii) GE Pacific-2 Holdings, Inc., a Delaware corporation ("Pacific 2");

      (iv) GE Pacific-3 Holdings, Inc., a Delaware corporation ("Pacific 3" and, collectively with Pacific 1 and Pacific 2, the "GE Entities");

      (v) GE International Holdings Inc., a Delaware corporation ("GE International");

      (vi)  GE CFE Luxembourg S.a r.l., a Luxembourg company ("GECFE");

      (vii) GE CFE Luxembourg L.L.C, a Delaware corporation ("GECFE LLC");

     (viii) GE Capital CFE, Inc., a Delaware corporation ("GECFE Inc.");

      (ix)  GE Capital Equity Holdings, Inc., a Delaware corporation ("GECH");

      (x) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

      (xi)  General Electric Company, a New York corporation ("GE").

            GECS is a wholly owned subsidiary of GE, and GECC is a wholly owned subsidiary of GECS. GECH and GECFE Inc. are wholly owned subsidiaries of GECC. GECFE LLC is a wholly owned subsidiary of GECFE Inc., and GECFE is a wholly owned subsidiary of GECFE Inc. GE International is a subsidiary of GECFE and GECH. The GE Entities are wholly owned subsidiaries of GE International.

            GECC, together with its affiliates, operates primarily in the financial services industry and maintains its principal business address and principal executive offices at 901 Main Avenue Norwalk, CT 06851. GECS is a holding company which owns all of the common stock of GECC and other subsidiaries and maintains its principal business address and principal executive offices at 901 Main Avenue, Norwalk, CT 06851. GE is a diversified technology, media and financial services company focused on solving some of the world's toughest problems. GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. GE is listed on the New York Stock Exchange and Boston Stock Exchange. The principal business address and principal office address of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 14 of 40 Pages
------------------------------------     ---------------------------------------


            The principal business activities of GECH are the making, managing and disposing of investments in private and public companies. GECH maintains its principal executive offices at 201 Merritt 7, Norwalk, CT 06851.

            The GE Entities are newly formed corporations whose sole holdings are the Bowenvale Shares and other Transferred Assets (as defined in Item 3 below). GE International, GECFE, GECFE LLC and GECFE Inc. are investment holding companies. The GE Entities, GE International, GECFE LLC and GECFE Inc. maintain their principal executive offices at 201 Merritt 7, Norwalk, CT 06851. GECFE maintains its principal executive offices at 12 Rue Leon Thys, L-2636 Luxembourg.

            The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Persons is listed on Schedule A attached hereto.

            (d) None of the Reporting Persons or, to their knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons or, to their knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

            On February 13, 2007, SES, a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg, entered into a Share Redemption Agreement (the "SRA") with GECFE, GECH and GECC. The SRA provides for a transaction (the "Exchange Transaction") in which SES will contribute certain assets (the "Transferred Assets") and cash to a newly formed subsidiary, SES International Holdings, Inc. ("SIH"), and, upon the terms and subject to the conditions set forth in the SRA, SES will redeem the GE parties' holding of 103,149,900 shares in SES (the "SES Shares") for consideration in kind consisting of all the outstanding shares of SIH. On March 29, 2007, the parties to the SRA entered into a Letter Agreement (the "SRA Amendment") pursuant to which the SRA was amended. This item is qualified in its entirety by reference to the SRA and the SRA Amendment, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.

            On March 29, 2007, the parties to the SRA completed the Exchange Transaction, including the indirect transfer to the GE Entities of SES's indirect ownership of 133,107,975 Y Ordinary Shares (the "Bowenvale Shares") of Bowenvale Limited, a British Virgin Islands company ("Bowenvale"). The Bowenvale Shares represent 50% of the total outstanding voting shares of Bowenvale and 49.5% of the total equity interest in Bowenvale. The sole asset of Bowenvale is

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 15 of 40 Pages
------------------------------------     ---------------------------------------


268,905,000 shares of the Common Stock. Upon the completion of the Exchange Transaction, SIH changed its name to GE International Holdings Inc.

Item 4.  Purpose of Transaction.
         ----------------------

            The responses of the Reporting Persons under Items 3 and 6 hereof are incorporated herein by reference.

            The Reporting Persons acquired their shares of the Common Stock upon the completion of the Exchange Transaction on March 29, 2007, as a result of which, among other things, the GE Entities acquired SES's 49.5% economic interest and 50% voting interest in Bowenvale, which in turn currently owns 268,905,000 shares of the Common Stock or approximately 68.9% of the issued and outstanding Common Stock. CITIC Group, an enterprise established and existing under the laws of the People's Republic of China ("CITIC Group"), through its wholly owned subsidiary Able Star Associates Limited ("Able Star"), owns the remaining 50% voting interest in Bowenvale and 50.5% equity interest in Bowenvale.

            The Issuer and Asiaco Acquisition Ltd. (the "Offeror"), a company jointly owned by Able Star and GE Capital Equity Investments, Inc. ("GE Equity"), announced the proposed privatization of the Issuer through a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended (the "Scheme"), to cancel all of the shares not already held by Bowenvale in exchange for HK$18.30 per share, resulting in a reduction of the issued share capital of the Issuer, and to issue new shares to the Offeror (the "Share Proposal"). Concurrently with the implementation of the Share Proposal, the Offeror has proposed to acquire outstanding options to purchase the Issuer's shares (the "Option Proposal" and, together with the Share Proposal, the "Proposals"). The description of the proposed privatization, the Proposals, the conditions thereto and related matters is set out in the Scheme Document, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

            If the Scheme becomes effective, as soon as practicable thereafter, CITIC Group and GECC intend to cause the Issuer to apply to the Stock Exchange of Hong Kong Limited (the "SEHK") for the withdrawal of the listing of the Issuer's shares on the SEHK and to apply for the de-listing of the American Depositary Shares ("ADSs") from the New York Stock Exchange ("NYSE"). In addition, provided the relevant conditions are satisfied, CITIC Group and GECC intend to file a Form 15 with the Securities and Exchange Commission to request that the Issuer's reporting obligations under the Act, as amended, be terminated or suspended. CITIC Group and GECC also intend to seek to cause the Issuer to terminate the Amended and Restated Deposit Agreement, dated as of 28 September 2001, among the Issuer, the Bank of New York and holders of ADSs.

            It is the intention of CITIC Group and GECC to maintain the existing businesses of the Issuer upon successful privatization of the Issuer. CITIC Group and GECC do not intend to introduce any major changes to the existing operating and management structure of the Issuer, or to discontinue the employment of any employees of the Issuer. CITIC Group and GECC also expect that there will be no material change to the existing business (such as business focus and operating model) of the Issuer as a result of the completion of the Proposals.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 16 of 40 Pages
------------------------------------     ---------------------------------------



            CITIC Group and GECC intend to retain the Issuer's existing senior management team to manage the Issuer after completion of the Scheme, except that the SES appointees to the Issuer's Board of Directors, namely Mr. Roman Bausch, Ms. Cynthia Dickins and Mr. Mark Rigolle have resigned as directors upon completion of the Exchange Transaction, and the Reporting Persons have appointed four directors to the Issuer's Board of Directors. The four directors appointed by the Reporting Persons are Mr. Ronald J. Herman, Jr., Ms. Nancy Ku and Mr. Mark Chen, each of whom is a GECH appointed director of the Offeror, and Mr. John Connelly. These changes to the Issuer's Board of Directors are not dependent on whether or not the Proposals are completed. CITIC Group and GECC have agreed that, with effect from the completion of the Exchange Transaction, the chairman of the Issuer is Mr. Mi Zeng Xin and the deputy chairman is Mr. Ronald J. Herman, Jr., both of whom will hold office until December 2008. No determination has yet been made as to whether, and if so, how, the composition of the Issuer's Board of Directors may be changed upon completion of the Proposals.

            CITIC Group, Able Star, Bowenvale, GE and the GE Entities executed a Shareholders' Agreement, dated March 29, 2007, in respect of Bowenvale (the "Bowenvale Shareholders' Agreement"), which contains a provision prohibiting CITIC Group or the GE Entities from transferring any Bowenvale shares for a period of three years. After the successful privatization of the Issuer, CITIG Group and the GE Entities may consider entering into a simpler shareholders' agreement in respect of Bowenvale to reflect the Issuer's status as a private company, as opposed to a publicly listed company, and CITIC Group and GECC contemplate that they will assess whether to revise the Issuer's By-Laws to reflect its change from a public to a private company. This item is qualified in its entirety by reference to the Bowenvale Shareholders' Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a)   The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Schedule 13D are incorporated herein by reference. The GE Entities hold a 49.5% equity interest and 50% voting interest in Bowenvale, which currently owns 268,905,000 shares of the Common Stock, representing approximately 68.9% of the issued and outstanding Common Stock.

            The Reporting Persons hereby disclaim beneficial ownership of 135,797,025 of the Common Stock that are held by Bowenvale, as being attributable to Able Star's beneficial ownership interest in Bowenvale.

            (b)   The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) Other than the acquisition of a 49.5% equity interest and 50% voting interest in Bowenvale, which currently owns 268,905,000 shares of Common Stock, upon the closing of the Exchange Transaction, no Reporting Person has effected any other transaction in the Common Stock during the past 60 days. To the Reporting Persons' knowledge, none of their respective directors or officers has effected any transactions in the Common Stock during the past 60 days.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 17 of 40 Pages
------------------------------------     ---------------------------------------



            (d)   Not applicable.

            (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         -------------------------

            The responses of the Reporting Persons under Items 3 and 4 hereof are incorporated herein by reference.

            On February 13, 2007, GECC, CITIC Group, Able Star, SES, SES Global Holding AG and Bowenvale entered into a consent letter (the "Consent Letter") pursuant to which, among other things, (i) CITIC Group consented to the transfer of the Bowenvale Shares by SES to a newly incorporated company, subject to the completion of the Exchange Transaction and (ii) CITIC Group and GECC agreed, subject to the terms and conditions set forth in the Consent Letter, to a potential joint privatization of the Issuer to be implemented by way of a general offer or a scheme of arrangement, to be announced at or around the same time as the Exchange Transaction was announced. A copy of the Consent Letter is attached hereto as Exhibit 99.6.

            On February 13, 2007, CITIC Group, Able Star, GECC and GE Equity entered into a Co-operation Agreement (the "Co-operation Agreement") pursuant to which the parties agreed, among other things, on (i) how the conduct of the proposed privatization of the Issuer would be regulated, including but not limited to using reasonable endeavors to take all steps necessary or desirable in connection with the implementation of and obtaining all necessary clearances for the privatization and agreeing to discuss significant matters in respect of the privatization in good faith, (ii) using reasonable endeavors to amalgamate the Common Stock held by the Offeror and Bowenvale after the successful privatization in a manner to be discussed in good faith, (iii) the sharing of expenses in respect of the privatization, and (iv) the basis upon which the parties will enter into a new shareholders' agreement in respect of Bowenvale. A copy of the Co-operation Agreement is attached hereto as Exhibit 99.7.

            On February 13, 2007, CITIC Group, GE Equity, the Offeror, Able Star and GE entered into a Shareholders' Agreement (the "Offeror Shareholders' Agreement") regulating the parties' respective rights and obligations (whether direct or indirect) in respect of the Offeror and, upon completion of the Scheme, the Common Stock acquired by the Offeror as a result of the Privatization. The key provisions of the Offeror Shareholders' Agreement reflect those of the Bowenvale Shareholders' Agreement, and will become effective only upon the Offeror acquiring all of the issued and outstanding Common Stock not already owned by Bowenvale ("Completion") and include, among other things, (i) an agreement to transfer the Offerer's interest in the Issuer to Bowenvale as soon as reasonably practicable after Completion, (ii) the reorganization of the capital structure of the Offeror, (iii) provisions governing the composition of the Board of Directors of the Offeror, (iv) provisions governing the representation of the Offeror's directors on the Board of Directors of the Issuer, (v) rules governing the operation of meetings of the Offeror's board of directors and shareholders, (vi) the exercise of voting rights in the Offeror, and (vii) restrictions on disposals of shares in the Offeror for a period of three years subject to certain exceptions. A copy of the Offeror Shareholders' Agreement is attached hereto as Exhibit 99.8.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 18 of 40 Pages
------------------------------------     ---------------------------------------


            Pursuant to the Bowenvale Shareholders' Agreement, the GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the shares of the Common Stock held by Bowenvale. If the instructions of Able Star and the GE Entities are the same, Bowenvale will vote all of its shares of the Common Stock according to their common instruction. If their instructions are different, the Bowenvale Shareholders' Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GE to terminate the Bowenvale Shareholders' Agreement. Following a termination of the Bowenvale Shareholders' Agreement, the parties must cause the transfer or distribution of each shareholder's attributable share of the Common Stock held by Bowenvale. Until such transfer or distribution, Bowenvale must vote according to each shareholder's instructions the Common Stock held by Bowenvale attributable to such shareholder. Notwithstanding such arrangements, certain material corporate events may not occur unless each of the GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its shares of the Common Stock accordingly.

            Pursuant to the Bowenvale Shareholders' Agreement, the rights of each of the GE Entities and Able Star to dispose of their Bowenvale shares, and to require Bowenvale to dispose of their attributable shares of the Common Stock, are subject to certain consent rights held by the other party. After the third anniversary of the date of the completion of the Exchange Transaction, each of the GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the Bowenvale Shareholders' Agreement, which consent shall not be unreasonably withheld.

            Each of the GE Entities and Able Star have, under the Bowenvale Shareholders' Agreement, the right to receive and the power to direct the receipt of dividends received by Bowenvale in respect of, or the proceeds from the sale by Bowenvale of, the Common Stock held by Bowenvale that are attributable to the GE Entities and Able Star, as the case may be. Bowenvale may not dispose of any of its shares of the Common Stocks or enter into any agreement in respect of the votes attached to the Common Stock, except that after the completion of the Exchange Transaction, each of the GE Entities or Able Star may direct Bowenvale to dispose of all or a part of the Common Stock attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

            The Bowenvale Shareholders' Agreement provides that the Board of Directors of Bowenvale will consist of six to eight directors, with an equal number appointed by Able Star and the GE Entities. The quorum for meetings of the Board of Directors of Bowenvale will be two directors, one appointed by the GE Entities and one appointed by Able Star. Decisions of the Board of Directors of Bowenvale will be by unanimous vote of those directors present. The right to nominate a chairman and a deputy chairman of the Board of Directors of Bowenvale will rotate on a bi-annual basis between the GE Entities and Able Star, with each nominee to hold office for two years. Neither the chairman nor deputy chairman will have an additional vote at meetings of the Board of Directors of Bowenvale.

            The Board of Directors of the Issuer will consist of eight directors, and for so long as Issuer remains listed on the SEHK, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer, and three independent non-executive directors. The GE Entities and Able Star shall each be entitled to appoint four directors to the Board of Directors of the Issuer. It is the intention of the GE Entities and Able Star that the same individuals should be chairman and deputy chairman of the Boards of both

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 19 of 40 Pages
------------------------------------     ---------------------------------------



Bowenvale and the Issuer, subject to this being acceptable to the Board of Directors of the Issuer.

            Upon the successful privatization of the Issuer, Able Star and the GE Entities may consider entering into a simpler shareholders' agreement in respect of Bowenvale to reflect the Issuer's status as a private company, as opposed to a publicly listed company. In addition, under the Bowenvale Shareholders' Agreement, as soon as is reasonably practicable after the completion of the proposed privatization of the Issuer, the Offeror will be merged with Bowenvale and the Offeror's interest in the Issuer will be transferred to Bowenvale.

            This item is qualified in its entirety by reference to the agreements which are filed as Exhibits and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

      1.    Joint Filing Agreement among the Reporting Persons.

      2. Share Redemption Agreement, by and among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation, dated February 13, 2007.

      3. Letter Agreement, dated March 29, 2007, between SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation.

      4.    Scheme Document, dated March 19, 2007.

      5. Shareholders' Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007.

      6. Letter Agreement, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC Group, Able Star Associates Limited and Bowenvale Limited, dated February 13, 2007.

      7. Co-operation Agreement, by and among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc, dated February 13, 2007.

      8. Shareholders' Agreement, by and among, GE Capital Equity Investments, Inc., Able Star Associates Limited, CITIC Group, General Electric Company and AsiaCo Acquisition Ltd., dated 13 February 2007.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 20 of 40 Pages
------------------------------------     ---------------------------------------



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

                                    GE PACIFIC-1 HOLDINGS, INC..


                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Managing Director, General
                                         Counsel and Secretary


                                    GE PACIFIC-2 HOLDINGS, INC.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Managing Director, General
                                         Counsel and Secretary


                                    GE PACIFIC-3 HOLDINGS, INC.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Managing Director, General
                                         Counsel and Secretary


                                    GE INTERNATIONAL HOLDINGS INC.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Managing Director, General
                                         Counsel and Secretary


                                    GE CFE LUXEMBOURG, S. A R.L.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Attorney-in-fact

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 21 of 40 Pages
------------------------------------     ---------------------------------------





                                    GE CFE LUXEMBOURG HOLDINGS L.L.C.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Vice President and Secretary


                                    GE CAPITAL CFE, INC.


                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Attorney-in-fact


                                    GE CAPITAL EQUITY HOLDINGS, INC.

                                    By:  /s/ John W. Campo, Jr.
                                         -------------------------------------
                                         Name: John W. Campo, Jr.
                                         Title: Managing Director, General
                                         Counsel and Secretary


                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By:  /s/ Ronald J. Herman, Jr.
                                         -------------------------------------
                                         Name: Ronald J. Herman, Jr.
                                         Title: Vice President


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:  /s/ Ronald J. Herman, Jr.
                                         -------------------------------------
                                         Name: Ronald J. Herman, Jr.
                                         Title: Attorney-in-fact


                                    GENERAL ELECTRIC COMPANY

                                    By:  /s/ Ronald J. Herman, Jr.
                                         -------------------------------------
                                         Name: Ronald J. Herman, Jr.
                                         Title: Attorney-in-fact

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 22 of 40 Pages
------------------------------------     ---------------------------------------



                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

99.1              Joint Filing Agreement among the Reporting Persons.

99.2 Share Redemption Agreement, by and among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation, dated February 13, 2007.

99.3 Letter Agreement, dated March 29, 2007, between SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation.

99.4              Scheme Document, dated March 19, 2007.

99.5 Shareholders' Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007.

99.6 Letter Agreement, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC Group, Able Star Associates Limited and Bowenvale Limited dated February 13, 2007.

99.7 Co-operation Agreement, by and among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc, dated February 13, 2007.

99.8 Shareholders' Agreement, by and among, GE Capital Equity Investments Inc., Able Star Associates Limited, CITIC Group, General Electric Company and AsiaCo Acquisition Ltd., dated 13 February 2007.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 23 of 40 Pages
------------------------------------     ---------------------------------------

                                   SCHEDULE A


      The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below.



                          GE PACIFIC-1 HOLDINGS, INC. DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7             U.S.A.
Jr.                     Executive Officer       Norwalk, CT  06851
                        of GE Commercial
                        Finance - Equity



                EXECUTIVE OFFICERS OF GE PACIFIC-1 HOLDINGS, INC.

                           PRESENT
                          PRINCIPAL                PRESENT
NAME                      OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                      ----------           ----------------     -----------
Ronald J.             President               201 Merritt 7               U.S.A.
Herman, Jr.                                   Norwalk, CT  06851

Regina Borden         Senior Vice President   201 Merritt 7               U.S.A.
                                              Norwalk, CT 06851

John W.               Managing Director,      201 Merritt 7               U.S.A.
Campo, Jr.            General Counsel &       Norwalk, CT  06851
                      Secretary

Mark Chen             Managing Director       33rd Floor, One Exchange    U.S.A.
                                              Square, Central, Hong Kong

Frank Ertl            Managing Director,      201 Merritt 7               U.S.A.
                      Chief Financial         Norwalk, CT  06851
                      Officer & Treasurer

Paul                  Managing Director       Building B, Chateau     Luxembourg
Heinerscheid                                  de Betzdorf
                                              L-6815 Luxembourg

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 24 of 40 Pages
------------------------------------     ---------------------------------------

                     GE PACIFIC-2 HOLDINGS, INC. DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7            U.S.A.
Jr.                     Executive Officer       Norwalk, CT  06851
                        of GE Commercial
                        Finance - Equity



                EXECUTIVE OFFICERS OF GE PACIFIC-2 HOLDINGS, INC.

                          PRESENT
                          PRINCIPAL                PRESENT
NAME                      OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                      ----------           ----------------     -----------
Ronald J. Herman, Jr.  President               201 Merritt 7             U.S.A.
                                               Norwalk, CT  06851

Regina Borden          Senior Vice President   201 Merritt 7             U.S.A.
                       Norwalk, CT 06851

John W. Campo, Jr.     Managing Director,      201 Merritt 7             U.S.A.
                       General Counsel &       Norwalk, CT  06851
                       Secretary

Mark Chen              Managing Director       33rd Floor, One Exchange  U.S.A.
                                               Square, Central,
                                               Hong Kong

Frank Ertl             Managing Director,      201 Merritt 7             U.S.A.
                       Chief Financial         Norwalk, CT  06851
                       Officer & Treasurer

Paul                   Managing Director       Building B, Chateau   Luxembourg
Heinerscheid                                   de Betzdorf
                                               L-6815 Luxembourg

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 25 of 40 Pages
------------------------------------     ---------------------------------------

                      GE PACIFIC-3 HOLDINGS, INC. DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7            U.S.A.
Jr.                     Executive Officer       Norwalk, CT  06851
                        of GE Commercial
                        Finance - Equity



                    EXECUTIVE OFFICERS OF GE PACIFIC-3 HOLDINGS, INC.


                           PRESENT
                          PRINCIPAL                PRESENT
NAME                      OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                      ----------           ----------------     -----------
Ronald J.              President               201 Merritt 7             U.S.A.
Herman, Jr.                                    Norwalk, CT  06851

Regina Borden          Senior Vice             201 Merritt 7             U.S.A.
                       President               Norwalk, CT 06851

John W.                Managing Director,      201 Merritt 7             U.S.A.
Campo, Jr.             General Counsel &       Norwalk, CT  06851
                       Secretary

Mark Chen              Managing Director       33rd Floor, One Exchange  U.S.A.
                                               Square, Central,
                                               Hong Kong

Frank Ertl             Managing Director,      201 Merritt 7             U.S.A.
                       Chief Financial         Norwalk, CT  06851
                       Officer & Treasurer

Paul                   Managing Director       Building B, Chateau   Luxembourg
Heinerscheid                                   de Betzdorf
                                               L-6815 Luxembourg

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 26 of 40 Pages
------------------------------------     ---------------------------------------

                    GE INTERNATIONAL HOLDINGS INC. DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7            U.S.A.
Jr.                     Executive Officer       Norwalk, CT  06851
                        of GE Commercial
                        Finance - Equity



              EXECUTIVE OFFICERS OF GE INTERNATIONAL HOLDINGS INC.


                           PRESENT
                          PRINCIPAL                PRESENT
NAME                      OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                      ----------           ----------------     -----------
Ronald J. Herman, Jr.  President               201 Merritt 7             U.S.A.
                                               Norwalk, CT  06851

Regina Borden          Senior Vice President   201 Merritt 7             U.S.A.
                                               Norwalk, CT 06851

John W.                Managing Director,      201 Merritt 7             U.S.A.
Campo, Jr.             General Counsel &       Norwalk, CT  06851
                       Secretary

Mark Chen              Managing Director       33rd Floor, One Exchange  U.S.A.
                                               Square, Central,
                                               Hong Kong

Frank Ertl             Managing Director,      201 Merritt               U.S.A.
                       Chief Financial         Norwalk, CT  06851
                       Officer & Treasurer

Paul Heinerscheid      Managing Director       Building B, Chateau   Luxembourg
                                               de Betzdorf
                                               L-6815 Luxembourg

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 27 of 40 Pages
------------------------------------     ---------------------------------------

                      GE CFE LUXEMBOURG S. A R.L. MANAGERS


                  ADDRESS: 12 RUE LEON THYES, L-2636 LUXEMBOURG



                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7           U.S.A.
Jr.                     Executive Officer       Norwalk, CT  06851
(Manager A)             of GE Commercial
                        Finance - Equity

Frank J. Ertl           Chief Financial         201 Merritt 7           U.S.A.
(Manager A)             Officer of GE           Norwalk, CT  06851
                        Commercial
                        Finance - Equity

Roeland P. Pels         Managing Director       12-14, rue Leon         Dutch
(Manager B)             of Benelux Trust        Thyes, L-2636
                        (Luxembourg) S.a.r.l.   Luxembourg


GE CFE Luxembourg S. a r.l. does not have executive officers or directors.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 28 of 40 Pages
------------------------------------     ---------------------------------------

                     GE CFE LUXEMBOURG HOLDINGS LLC MANAGERS


                    ADDRESS: 201 MERRITT 7, NORWALK, CT 06851



                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7           U.S.A.
Jr.                     Executive Officer       Norwalk, CT 06851
                        of GE Commercial
                        Finance - Equity

John W. Campo, Jr.      Managing Director,      201 Merritt 7           U.S.A.
                        General                 Norwalk, CT 06851
                        Counsel of GE
                        Commercial Finance -
                        Equity



                   EXECUTIVE OFFICERS OF GE CFE LUXEMBOURG HOLDINGS LLC


                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Ronald J. Herman,       President and Chief     201 Merritt 7           U.S.A.
Jr.                     Executive Officer       Norwalk, CT 06851

John W. Campo, Jr.      Vice President and      201 Merritt 7           U.S.A.
                        Secretary               Norwalk, CT 06851

Frank J. Ertl           Treasurer and Chief     201 Merritt 7           U.S.A.
                        Financial Officer       Norwalk, CT 06851

Bryant Cohen            Vice President Taxes    201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851


GE CFE Luxembourg Holdings LLC does not have directors.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 29 of 40 Pages
------------------------------------     ---------------------------------------

                         GE CAPITAL CFE, INC. DIRECTORS



                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Michael A. Gaudino      President & Chief       201 Merritt 7           U.S.A.
                        Executive Officer of    Norwalk, CT 06851
                        GE Corporate Financial
                        Services


James C. Ungari         Chief Risk Officer      201 Merritt 7           U.S.A.
                        of GE Corporate         Norwalk, CT 06851
                        Financial Services

Greg Cameron            Chief Financial         201 Merritt 7           U.S.A.
                        Officer of GE           Norwalk, CT 06851
                        Corporate Financial
                        Services



                   EXECUTIVE OFFICERS OF GE CAPITAL CFE, INC.


                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Michael A. Gaudino      President               201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Michael Horton          Senior Vice President   201 Merritt 7           U.S.A.
                        and Treasurer           Norwalk, CT 06851

Annie Bortolot          Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Tom Quindlen            Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Matt Susser             Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Stuart Aronson          Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Paul Santacaterina      Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Robert J. Kennedy       Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851


Scott Roberts           Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Joseph Hanlon           Senior Vice President   201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 30 of 40 Pages
------------------------------------     ---------------------------------------

                  GE CAPITAL EQUITY HOLDINGS, INC. DIRECTOR(S)



                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Ronald J. Herman,       President & Chief       201 Merritt 7           U.S.A.
Jr.                     Executive Officer       norwalk, CT 06851
                        of GE Commercial
                        Finance - Equity



             EXECUTIVE OFFICERS OF GE CAPITAL EQUITY HOLDINGS, INC.


                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Ronald J. Herman, Jr.   President               201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Andrea Assarat          Managing Director       201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Sherwood Dodge          Managing Director       201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Michael Fisher          Managing Director       201 Merritt 7           U.S.A.
                                                Norwalk, CT 06851

Karen Rode              Managing Director       500 West Monroe         U.S.A.
                                                Chicago, IL 60661

John W. Campo,          managing Director,      201 Merritt 7           U.S.A.
Jr.                     General Counsel &       Norwalk, CT 06851
                        Secretary

Frank J. Ertl           Managing Director,      201 Merritt 7           U.S.A.
                        Chief Financial Officer Norwalk, CT 06851
                        & Treasurer

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 31 of 40 Pages
------------------------------------     ---------------------------------------

                 GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Charles E. Alexander    President - GE          GE Capital Europe       U.K.
                        Capital Europe          30 Berkeley Square
                                                London, England W1J
                                                6EW

Jeffrey S. Bornstein    Chief Financial         GE Commercial Finance   U.S.A.
                        Cfficer - GE Commercial 901 Main Avenue
                        Finance                 Norwalk, CT 06851

Kathryn A. Cassidy      Senior Vice President,  General Electric        U.S.A.
                        Corporate Treasury and  Capital Corporation
                        Global Funding          201 High Ridge Road
                        Operation - General     Stamford, CT 06927
                        Electric Capital
                        Corporation

James A. Colica         Senior Vice President,  General Electric        U.S.A.
                        Global Risk             Capital Corporation
                        Management - GE         260 Long Ridge Road
                        Corporate               Stamford, CT 06927

Pamela Daley            Senior Vice President,  General Electric        U.S.A.
                        Corporate Business      3135 Easton Turnpike
                        Development - General   Fairfield, CT 06828
                        Electric Company

Brackett B. Denniston   Senior Vice President,  General Electric        U.S.A.
                        and General Counsel     Company
                        General Electric        3135 Easton Turnpike
                        Company                 Fairfield, CT 06828

Jeffrey R. Immelt       Chairman and Chief      General Electric        U.S.A.
                        Executive Officer,      Company
                        General Electric        3135 Easton Turnpike
                        Company                 Fairfield, CT 06828

Michael A. Neal         President and Chief     GE Commercial Finance   U.S.A.
                        Executive Officer - GE  901 Main Avenue
                        Commercial Finance      Norwalk, CT 06851

David R. Nissen         President and Chief     GE Money                U.S.A.
                        Executive Officer - GE  777 Long Ridge Road
                        Money                   Stamford, CT 06902

Ronald R. Pressman      President and Chief     GE Asset Management     U.S.A.
                        Executive Officer - GE  3003 Summer Street
                        Asset Management        Stamford, CT 06904

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 32 of 40 Pages
------------------------------------     ---------------------------------------

                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Deborah M. Reif         President and           GE Commercial Finance   U.S.A.
                        Chief Executive         120 Long Ridge Road
                        Officer, Equipment      Stamford, CT 06927
                        Services - GE
                        Commercial Finance

John G. Rice            President and Chief     GE Infrastructure       U.S.A.
                        Executive Officer -     4200 Wildwood Parkway
                        GE Infrastructure       Atlanta, GA 30339

John M. Samuels         Vice President and      General Electric        U.S.A.
                        Senior Tax Counsel -    Company
                        General Electric        3135 Easton Turnpike
                        Company                 Fairfield, CT 06828

Keith S. Sherin         Senior Vice President,  General Electric        U.S.A.
                        Finance and Chief       Company
                        Financial Officer       3135 Easton Turnpike
                        - General Electric      Fairfield, CT 06828
                        Company

Lloyd G. Trotter        President and Chief     General Electric        U.S.A.
                        Executive Officer -     Company
                        GE Industrial           3135 Easton Turnpike
                                                Fairfield, CT 06828

Robert C. Wright        Vice Chairman - General General Electric        U.S.A.
                        Electric Company        Company
                                                30 Rockefeller Plaza
                                                New York, NY 10112


             GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS


                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Jeffrey R. Immelt       Chief Executive         General Electric        U.S.A.
                        Officer                 Company
                                                3135 Easton Turnpike
                                                Fairfield, CT 06828

Keith S. Sherin         Chief Financial         General Electric        U.S.A.
                        Officer                 Company
                                                3135 Easton Turnpike
                                                Fairfield, CT 06828

Michael A. Neal         Chairman & President    GE Commercial Finance   U.S.A.
                                                901 Main Avenue
                                                Norwalk, CT 06851

David R. Nissen         President               GE Money                U.S.A.
                                                777 Long Ridge Road
                                                Stamford, CT 06902


Deborah M. Reif         Executive Vice          GE Commercial           U.S.A.
                        President               Finance
                                                120 Long Ridge Road
                                                Stamford, CT 06927

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 33 of 40 Pages
------------------------------------     ---------------------------------------

Jeffrey S. Bornstein    Senior Vice             GE Commercial Finance    U.S.A.
                        President, Finance      901 Main Avenue
                                                Norwalk, CT 06851

Kathryn A. Cassidy      Senior Vice             General Electric         U.S.A.
                        President,              Capital
                        Corporate               Corporation
                        Treasury and            201 High Ridge Road
                        Global Funding          Stamford, CT 06927
                        Operation

James A. Colica         Senior Vice             General Electric         U.S.A.
                        President, Global       Capital Corporation
                        Risk Management         260 Long Ridge
                                                Road Stamford, CT 06927

Richard D'Avino         Senior Vice President,  General Electric         U.S.A.
                        Taxes                   Capital Corporation
                                                120 Long Ridge Road
                                                Stamford, CT 06927

Philip D. Ameen         Senior Vice President   General Electric         U.S.A.
                        and Controller          Company
                                                3135 Easton Turnpike
                                                Fairfield, CT 06828

Craig T. Beazer         Vice President,         General Electric         U.S.A.
                        General Counsel and     Company
                        Secretary               3135 Easton Turnpike
                                                Fairfield, CT 06828

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 34 of 40 Pages
------------------------------------     ---------------------------------------

                GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
Charles E. Alexander    President - GE          GE Capital Europe       U.K.
                        Capital Europe          30 Berkeley Square
                                                London, England
                                                W1J 6EW

Jeffrey S. Bornstein    Chief Financial         GE Commercial           U.S.A.
                        Officer - GE            Finance
                        Commercial Finance      901 Main Avenue
                                                Norwalk, CT 06851

Kathryn A. Cassidy      Senior Vice President,  General Electric        U.S.A.
                        Corporate Treasury and  Capital Corporation
                        Global Funding          201 High Ridge Road
                        Operation - General     Stamford, CT 06927
                        Electric Capital
                        Corporation

James A. Colica         Senior Vice             General Electric        U.S.A.
                        President, Global       Capital Corporation
                        Risk Management -       260 Long Ridge Road
                        GE Corporate            Stamford, CT 06927

Pamela Daley            Senior Vice President   General Electric        U.S.A.
                        - Corporate Business    Company
                        Development - General   3135 Easton Turnpike
                        Electric Company        Fairfield, CT 06828

Brackett B. Denniston   Senior Vice President   General Electric        U.S.A.
                        and General Counsel -   Company
                        General Electric        3135 Easton Turnpike
                        Company                 Fairfield, CT 06828

Jeffrey R. Immelt       Chairman and Chief      General Electric        U.S.A.
                        Executive Cfficer,      Company
                        General Electric        3135 Easton Turnpike
                        Company                 Fairfield, CT 06828


Michael A. Neal         President and Chief     GE Commercial           U.S.A.
                        Executive Officer -     Finance
                        GE Commercial Finance   901 Main Avenue
                                                Norwalk, CT 06851

David R. Nissen         President and           GE Money                U.S.A.
                        Chief Executive         777 Long Ridge Road
                        Officer - GE Money      Stamford, CT 06902

Ronald R. Pressman      President and           GE Asset Management     U.S.A.
                        Chief Executive         3003 Summer Street
                        Officer - GE            Stamford, CT 06904
                        Asset Management

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 35 of 40 Pages
------------------------------------     ---------------------------------------

Deborah M. Reif         President and           GE Commercial           U.S.A.
                        Chief Executive         Finance
                        Officer, Equipment      120 Long Ridge Road
                        Services - GE           Stamford, CT 06927
                        Commercial Finance

John G. Rice            President and           GE Infrastructure       U.S.A.
                        Chief Executive         4200 Wildwood Parkway
                        Officer - GE            Atlanta, GA 30339
                        Infrastructure

John M. Samuels         Vice President          General Electric        U.S.A.
                        and Senior Tax          Company
                        Counsel - General       3135 Easton Turnpike
                        Electric Company        Fairfield, CT 06828

Keith S. Sherin         Senior Vice President,  General Electric        U.S.A.
                        Finance and Chief       Company
                        Financial Officer       3135 Easton Turnpike
                        - General Electric      Fairfield, CT 06828
                        Company

Lloyd G. Trotter        President and           General Electric        U.S.A.
                        Chief Executive         Company
                        Officer - GE            3135 Easton Turnpike
                        Industrial              Fairfield, CT 06828

Robert C. Wright        Vice Chairman -         General Electric        U.S.A.
                        General Electric        Company
                        Company                 30 Rockefeller Plaza
                                                New York, NY 10112



           GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS



                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Jeffrey R. Immelt       Chief Executive         General Electric        U.S.A.
                        Officer Company         3135 Easton Turnpike
                                                Fairfield, CT 06828

Keith S. Sherin         Chief Financial         General Electric        U.S.A.
                        Officer Company         3135 Easton Turnpike
                                                Fairfield, CT 06828

Michael A. Neal         Chairman &              GE Commercial Finance   U.S.A.
                        President               901 Main Avenue
                                                Norwalk, CT 06851

David R. Nissen         President               GE Money                U.S.A.
                                                777 Long Ridge Road
                                                Stamford, CT 06902

Deborah M. Reif         Executive Vice          GE Commercial Finance   U.S.A.
                        President               120 Long Ridge Road
                                                Stamford, CT 06927

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 36 of 40 Pages
------------------------------------     ---------------------------------------

Jeffrey S. Bornstein    Senior Vice             GE Commercial Finance   U.S.A.
                        President, Finance      901 Main Avenue
                                                Norwalk, CT 06851

Dennis Murray           Senior Vice             GE Industrial -         U.S.A.
                        President, Finance      Equipment Services
                                                9201 State Line
                                                Kansas City, MO 64114

Maive F. Scully         Senior Vice             GE Money                U.S.A.
                        President, Finance      777 Main Avenue
                                                Stamford, CT 06902

Kathryn A. Cassidy      Senior Vice             General Electric        U.S.A.
                        President,              Capital Corporation
                        Corporate Treasury      201 High Ridge Road
                        and Global Funding      Stamford, CT 06927
                        Operation

James A. Colica         Senior Vice             General Electric        U.S.A.
                        President, Global       Capital Corporation
                        Risk Management         260 Long Ridge Road
                                                Stamford, CT 06927

Richard D'Avino         Senior Vice             General Electric        U.S.A.
                        President, Taxes        Capital Corporation
                                                120 Long Ridge Road
                                                Stamford, CT 06927

Philip D. Ameen         Senior Vice             General Electric        U.S.A.
                        President and           Company
                        Controller              3135 Easton Turnpike
                                                Fairfield, CT 06828

Craig T. Beazer         Vice President,         General Electric        U.S.A.
                        General Counsel         Company
                        and Secretary           3135 Easton Turnpike
                                                Fairfield, CT 06828

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 37 of 40 Pages
------------------------------------     ---------------------------------------

                       GENERAL ELECTRIC COMPANY DIRECTORS


                            PRESENT
                           PRINCIPAL                PRESENT
NAME                       OCCUPATION           BUSINESS ADDRESS     CITIZENSHIP
----                       ----------           ----------------     -----------
James I. Cash, Jr.      Former Professor        c/o Greylock Partners;  U.S.A.
                        of Business             880 Winters Street -
                        Administration          Suite 300;
                        -Graduate School of     Waltham, MA 02451-1465
                        Business
                        Administration,
                        Harvard University0

Sir William Castell     Chairman of the         Chairman                U.K.
                        Wellcome Trust          The Wellcome Trust
                                                215 Euston Road
                                                London
                                                NW1 2BE
                                                UK

Ann M. Fudge            Former Chairman         Young & Rubicam Brands  U.S.A.
                        of the Board and        285 Madison Avenue
                        Chief Executive         New York, NY 10017
                        Officer, Young &
                        Rubicam Brands

Claudio X. Gonzalez     Chairman of the         Kimberly-Clark de       Mexico
                        Board and Chief         Mexico S.A. de C.V.
                        Executive Officer,      Jose Luis Lagrange 103
                        Kimberly-Clark de       Tercero Piso
                        Mexico, S.A. de C.V.    Colonia Los Morales
                                                Mexico, D.F. 11510,
                                                Mexico

Susan Hockfield         President               Massachusetts           U.S.A.
                        Massachusetts           Institute of
                        Institute of            Technology
                        Technology              77 Massachusetts Avenue
                                                Building 3-208
                                                Cambridge, MA 02139

Jeffrey R. Immelt       Chairman of the         General Electric        U.S.A.
                        Board and Chief         Company
                        Executive               3135 Easton Turnpike
                        Officer, General        Fairfield, CT 06828
                        Electric Company

Andrea Jung             Chairman of the         Avon Products, Inc.     Canada
                        Board and Chief         1345 Avenue of
                        Executive Officer,      the Americas
                        Avon Products, Inc.     New York, NY 10105

Alan (G.) Lafley        Chairman of the         The Procter & Gamble    U.S.A.
                        Board, President        Company
                        and Chief Executive     1 Procter & Gamble Plaza
                        Officer, The            Cincinnati, OH 45202-3315
                        Procter & Gamble
                        Company

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 38 of 40 Pages
------------------------------------     ---------------------------------------

Robert W. Lane          Chairman of the         Deere & Company          U.S.A.
                        Board and Chief         One John Deere
                        Executive Place         Moline, IL 61265
                        Officer,
                        Deere & Company

Ralph S. Larsen         Former Chairman         Johnson & Johnson        U.S.A.
                        of the Board and        100 Albany Street
                        Chief Executive         Suite 200
                        Officer, Johnson        New Brunswick, NJ
                        & Johnson               08901

Rochelle B. Lazarus     Chairman of the         Ogilvy & Mather          U.S.A.
                        Board and Chief         Worldwide
                        Executive Officer,      309 West 49th Street
                        Ogilvy & Mather         New York, NY
                        Worldwide               10019-7316

Sam Nunn                Retired Partner,        Sam Nunn School          U.S.A.
                        King & Spalding         of International
                                                Affairs
                                                Georgia Institute
                                                of Technology
                                                781 Marietta Street, NW
                                                Atlanta, Georgia
                                                30318

Roger S. Penske         Chairman of the         Penske Corporation       U.S.A.
                        Board and President,    2555 Telegraph Road
                        Penske Corporation      Bloomfield Hills, MI
                                                48302-0954

Robert J. Swieringa     Anne and Elmer          S.C. Johnson             U.S.A.
                        Lindseth Dean and       Graduate School
                        Professor of            Cornell University
                        Accounting, S.C.        207 Sage Hall
                        Johnson Graduate        Ithaca, NY  14853-6201
                        School, Cornell
                        University

Douglas A. Warner       Former Chairman         J.P. Morgan Chase & Co., U.S.A.
III                     of the Board,           The Chase Manhattan Bank
                        J.P. Morgan Chase       and Morgan Trust Co.
                        & Co., The Chase        of New York
                        Manhattan Bank and      270 Park Avenue
                        Morgan Guaranty Trust   New York, NY 10154
                        Co. of New York


Robert C. Wright        Vice Chairman of        NBC Universal, Inc.      U.S.A.
                        the Board and           30 Rockefeller Plaza
                        Executive Officer,      New York, NY 10112
                        General Electric
                        Company; Chairman and
                        Chief Executive
                        Officer, NBC Universal,
                        Inc.

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 39 of 40 Pages
------------------------------------     ---------------------------------------

                 EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY


                                                    PRESENT
NAME                          TITLE             BUSINESS ADDRESS     CITIZENSHIP
----                          -----             ----------------     -----------
Jeffrey R. Immelt       Chairman of the         General Electric        U.S.A.
                        Board and Chief         Company
                        Executive Officer       3135 Easton Turnpike
                                                Fairfield, CT 06828

Philip D. Ameen         Vice President          General Electric        U.S.A.
                        and Comptroller         Company
                                                3135 Easton Turnpike
                                                Fairfield, CT 06828

Kathryn A. Cassidy      Vice President          General Electric        U.S.A.
                        and GE Treasurer        Company
                                                201 High Ridge Road
                                                Stamford, CT 06905-3417

Pamela Daley            Senior Vice             General Electric        U.S.A.
                        President -             Company
                        Corporate               3135 Easton Turnpike
                        Business Development    Fairfield, CT 06828

Brackett B.             Senior Vice             General Electric        U.S.A.
Denniston III           President and           Company
                        General Counsel         3135 Easton Turnpike
                                                Fairfield, CT 06828

Joseph M. Hogan         Senior Vice President - General Electric        U.S.A.
                        GE Healthcare           Company
                                                Pollards Wood
                                                Nightingales Lane
                                                Chalfont St. Giles
                                                HP8 4SP Great Britain

John F. Lynch           Senior Vice President-  General Electric        U.K.
                        Human Resources         Company
                                                3135 Easton Turnpike
                                                Fairfield, CT 06828

Michael A. Neal         Vice Chairman of        General Electric        U.S.A.
                        General Electric        Company
                        Company; President      260 Long Ridge Road
                        and Chief Executive     Stamford, CT 06927
                        Officer, GE Capital
                        Services

David R. Nissen         Senior Vice President - General Electric        U.S.A.
                        GE Consumer Finance     Company
                                                201 High Ridge Road
                                                Stamford, CT 06905-3417

John G. Rice            Vice Chairman of        General Electric        U.S.A.
                        General Electric        Company
                        Company; President and  4200 Wildwood Parkway
                        Chief Executive         Atlanta, GA 30339
                        Officer, GE
                        Infrastructure

Keith S. Sherin         Senior Vice             General Electric        U.S.A.
                        President - Finance     Company
                        and Chief Financial     3135 Easton Turnpike
                        Officer                 Fairfield, CT 06828

------------------------------------     ---------------------------------------
CUSIP No. 763991-02-3                13D                     Page 40 of 40 Pages
------------------------------------     ---------------------------------------

Lloyd G. Trotter        Vice Chairman of        General Electric        U.S.A.
                        General Electric        Company
                        Company; President      3135 Easton Turnpike
                        and Chief Executive     Fairfield, CT 06828
                        Officer, GE Industrial

Robert C. Wright        Vice Chairman of        NBC Universal, Inc.     U.S.A.
                        the Board and Executive 30 Rockefeller Plaza
                        Officer, General        New York, NY 10112
                        Electric Company;
                        Chairman and Chief
                        Executive Officer, NBC
                        Universal, Inc.

Jeff A. Zucker          President and CEO       NBC Universal, Inc.     U.S.A.
                        NBC Universal, Inc.     30 Rockefeller Plaza
                                                New York, NY 10112